

**UNITED STATES**
**SECURITIES AND EXCHANGE COMMISSION**
WASHINGTON, D.C. 20549

**DIVISION OF**
**CORPORATION FINANCE**

August 23, 2021

Eyal Shamir
Chief Executive Officer
IceCure Medical Ltd.
7 Ha'Eshel St., PO Box 3163
Caesarea, 3079504 Israel

> **Re:** **IceCure Medical Ltd.**
> **Registration Statement on Form F-1**
> **Exhibit Nos. 10.5 and 10.6**
> **Filed August 10, 2021**
> **File No. 333-258660**

Dear Mr. Shamir:

We have concluded our assessment of your redacted exhibits for compliance with applicable form requirements and will process your supplemental response and related materials in accordance with your request.

Sincerely,

Division of Corporation Finance